Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

AGNICO EAGLE ANNOUNCES SALE OF SULLIDEN SHARES

Toronto (May 28, 2014) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) announced today that it has entered into an agreement (the “Purchase Agreement”) to sell 26,966,292 common shares (the “Purchased Shares”) of Sulliden Gold Corporation Ltd. (“Sulliden”) to Rio Alto Mining Limited (“Rio Alto”) for cash consideration of C$1.10 per Purchased Share.  The Purchased Shares represent approximately 8.6% of the issued and outstanding common shares of Sulliden (the “Shares”).  Upon the closing of the transaction, which is expected to occur on May 29, 2014, Agnico Eagle will hold no Shares.

Agnico Eagle also holds warrants to purchase 18,876,404 Shares at an exercise price of C$1.31 per Share exercisable on or before April 12, 2015, which represents approximately 5.7% of the issued and outstanding Shares, assuming the exercise of the warrants.  Agnico Eagle disposed of the Purchased Shares in the ordinary course of business as they were a non-core asset of Agnico Eagle.

“The sale of our Sulliden common shares to Rio Alto for approximately C$29.7 million allows Agnico Eagle to realize a profit on our original investment while reallocating cash for other strategic uses.  Our intention is to convert our 18.9 million Sulliden warrants into Rio Alto warrants under the proposed transaction”, said Sean Boyd, President and Chief Executive Officer of the Company.  “We believe the proposed combination of Rio Alto’s operations in Peru with Sulliden’s nearby Shahuindo project makes very good business sense given Rio Alto’s high quality mine building skills”, added Mr. Boyd.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its seven mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States.  The Company and its shareholders have full exposure to higher gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.  Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7.

Forward-looking statements

The information in this news release has been prepared as of May 28, 2014. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “expected”, “will” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to the date of closing of the sale of the Purchased Shares and Agnico Eagle’s ownership of Shares and warrants to purchase Shares following that date. The material factors and assumptions used in the preparation of forward-looking statements contained herein, which may prove to be incorrect include, but are not limited to, that the purchase and sale of the Purchased Shares will occur in accordance with and on the timing currently contemplated by Agnico Eagle.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico Eagle. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

To obtain a copy of the early warning report filed by Agnico Eagle with the Canadian securities regulatory authorities relating to the sale of the Shares, contact David Wong, Manager, Investor Relations  at (416) 947-1212.